EXHIBIT 99.1

Core AI Holdings, Inc. Announces Pricing of ~$5.4 Million Registered Direct Offering With a New Fundamental Institutional Investor

PRESS RELEASE — Core AI Holdings, Inc. (NASDAQ:CHAI) (“Core AI” or the “Company”), a global AI infrastructure and technology platform, today announced that it has entered into a securities purchase agreement with a new fundamental institutional investor for the purchase and sale of the Company’s 1,969,444 common shares and 3,975,000 pre-funded warrants for an aggregate price of approximately $5.4 million before deducting commissions and expenses of the offering. The Company plans to use the proceeds from the offering for advancement of its AI technology and infrastructure initiatives, and general working capital purposes.

The closing of the offering is expected to occur on or about June 11, 2026, subject to the satisfaction of customary closing conditions.

D. Boral Capital LLC is acting as exclusive placement agent for the offering.

The proposed offering of the common shares described above is being offered by the Company pursuant to a “shelf” Registration Statement on Form F-3 (File No. 333-291487) filed with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on November 21, 2025, and the accompanying prospectus contained therein. The offering is being made only by means of a prospectus supplement and accompanying prospectus. A final prospectus supplement and accompanying prospectus relating to the registered direct offering will be filed with the SEC, which may be obtained, when available, from D. Boral Capital LLC, 590 Madison Avenue, 39th Floor, New York, NY 10022 by email to dbccapitalmarkets@dboralcapital.com , or by calling (212) 970-5150.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Core AI Holdings, Inc.

Core AI Holdings, Inc. (NASDAQ: CHAI) is a global AI technology and infrastructure company focused on identifying, developing, and scaling AI-driven businesses that leverage next-generation technologies to address large, high-growth market opportunities. Core AI’s mission is to harness artificial intelligence to create transformative, scalable solutions across multiple verticals and drive long-term shareholder value. Through its subsidiary, Core Gaming, the Company operates an AI-driven mobile game development and publishing business.

Forward-Looking Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect the Company’s current expectations, assumptions, and projections about future events and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements typically include terminology such as “anticipates,” “believes,” “expects,” “intends,” “may,” “plans,” “projects,” “seeks,” “should,” “will,” or similar expressions.

Factors that could cause actual results to differ materially include, without limitation, the Company’s ability to expand its e-commerce platform and F&B distribution business, customer acceptance of new products and services, changes in economic conditions affecting its operations, the outcome of partnership discussions, the impact of global health crises, supply chain disruptions, competition, and regulatory risks related to data privacy and security. Additional risks include volatility in digital asset markets, potential vulnerabilities in custodial security, and evolving global and domestic regulatory frameworks applicable to blockchain technologies. These risks, along with other factors, are discussed in more detail in the Company’s filings with the U.S. Securities and Exchange Commission.

The forward-looking statements in this press release speak only as of the date hereof. The Company assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Core AI Holdings, Inc.

Investor Relations

Email: IR@coregaming.co

Phone: (514) 500-1181